UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Warrant Repurchase Agreement

As previous reported in our Current Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2025, Fitell Corporation, a Cayman Islands company (the “Company”) issued and sold in a registered direct offering (the “Offering”) of (i) 796,813 of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) and (ii) warrants to purchase up to 1,195,220 Ordinary Shares (the “Investor Warrants”) to an institutional investor (the “Investor”).

On May 19, 2025, the Company entered into a warrant repurchase agreement with the Investor in connection with the repurchase of the unexercised 1,195,220 Investor Warrants at US$0.75 per Investor Warrant (the “Warrant Repurchase Transaction”). Upon the repurchase of the Investors Warrants, the Investors Warrants were automatically terminated and canceled in full, and no further shares are issuable pursuant to the Placement Agent Warrants.

The closing of the Warrant Repurchase Transaction occurred on May 23, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)